Exhibit 2.4

EXECUTION COPY

ASSET PURCHASE AGREEMENT

among

SPOTLIGHT DATA SOLUTION, INC.,

MICHAEL D. ZISMAN

and

METASTORM INC.

effective as of November 30, 2007

CONTENTS

ARTICLE I	DEFINITIONS; INTERPRETATION	1
1.1	Definitions	1
1.2	Terms Defined Elsewhere	6
1.3	Interpretation	7

ARTICLE II	THE ACQUISITION	7
2.1	Agreement to Purchase and Sell	7
2.2	Assets	7
2.3	Excluded Assets	8
2.4	Assumed Liabilities	8
2.5	Excluded Liabilities	8

ARTICLE III	CONSIDERATION	9
3.1	Consideration	9
3.2	Tax Allocation	9

ARTICLE IV	THE CLOSING	9
4.1	Closing	9
4.2	Closing Deliveries	9
4.3	Nonassignability of Contracts	10

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF SELLER	11
5.1	Organization	11
5.2	Authorization	11
5.3	Non-Contravention	12
5.4	No Consents	12
5.5	Financial Matters	12
5.6	Tax Matters	13
5.7	Legal Proceedings	13
5.8	Compliance with Laws; Permits	13
5.9	Title to, Condition of, and Sufficiency of, Assets	14

5.10	Material Contracts	14
5.11	Intellectual Property	15
5.12	Insurance	17
5.13	Environmental Matters	17
5.14	Plans	17
5.15	Labor and Employment Matters	18
5.16	No Workers’ Compensation Claims	18
5.17	Absence of Changes	18
5.18	No Brokers	18
5.19	Related Party Transactions; No Improper Payments	18
5.20	Disclosure	19
5.21	Solvency	19

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF BUYER	19
6.1	Organization	19
6.2	Authority	19
6.3	Non-Contravention	20
6.4	Legal Proceedings	20
6.5	No Brokers	20
6.6	Disclosure	20

ARTICLE VII	COVENANTS OF THE PARTIES	20
7.1	Further Assurances; Access to Information; Post-Closing Cooperation	20
7.2	Employees; Consultants	20
7.3	Transfer Taxes	21
7.4	Publicity; Confidentiality	21
7.5	Expenses	22
7.6	Bulk Sales	22

ARTICLE VIII	INDEMNIFICATION	22
8.1	Indemnification Obligations of Seller	22
8.2	Indemnification Obligations of Buyer	22
8.3	Notice of Claims	22
8.4	Procedure for Third Party Claims	23
8.5	Survival	25
8.6	Limitation of Indemnification; Exclusive Remedy	25

ARTICLE IX	MISCELLANEOUS	26
9.1	Entire Understanding	26
9.2	Severability; Joint Drafting	26
9.3	Waiver and Amendment	26
9.4	Headings	27
9.5	Governing Law; Dispute Resolution; Jury Trial Waiver	27
9.6	Notices	27
9.7	Assignment; No Third Party Beneficiaries	27
9.8	Counterparts	27

INDEX OF SCHEDULES:

ii

Schedule 2.2(a)	Certain Tangible Personal Property
Schedule 2.2(b)	Assumed Contracts
Schedule 2.2(g)	Pre-Closing Receivables
Schedule 3.2	Allocation of Purchase Price
Schedule 7.2	Offer of Employment

INDEX OF DISCLOSURE SCHEDULES:

Schedule 5.1(a)	Foreign Jurisdictions
Schedule 5.1(b)	Capitalization of Seller
Schedule 5.4	Consents
Schedule 5.5(a)	Financial Statements
Schedule 5.6	Taxes
Schedule 5.10(a)	Personal Property Leases
Schedule 5.10(b)	Real Property Leases
Schedule 5.10(c)	Certain Material Contracts
Schedule 5.10(e)	Indemnification Obligations
Schedule 5.11(a)	Copyrights, Patents and Trademarks
Schedule 5.11(b)	Inbound License Agreements
Schedule 5.11(c)	Outbound License Agreements
Schedule 5.11(d)	Owned Software
Schedule 5.11(e)	Identifiers
Schedule 5.11(n)	Open Source Materials
Schedule 5.12	Seller Insurance Policies
Schedule 5.14(a)	Plans
Schedule 5.15(a)	Business Personnel
Schedule 5.19	Related Party Transactions

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is effective as of November 30, 2007 (the “Effective Date”) among SPOTLIGHT DATA SOLUTION, INC., a Delaware corporation (“Seller”), Michael D. Zisman, a resident of the Commonwealth of Pennsylvania (“Zisman”), and METASTORM INC., a Maryland corporation (“Buyer” and, together with Seller, each a “Party” and collectively the “Parties”).

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Seller proposes to sell to Buyer, and Buyer proposes to purchase from Seller, substantially all of the assets used or held for use by Seller in the conduct of the Business (as defined below), and Buyer proposes to assume certain of the liabilities and obligations of Seller with respect to the Business;

WHEREAS, Zisman is the largest stockholder of Seller; and

WHEREAS, the Parties desire to make and enter into certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I                    DEFINITIONS; INTERPRETATION.

1.1          Definitions. The terms defined in this Section 1.1 shall, for all purposes of this Agreement, have the meanings herein specified:

(a)           “Action” means any action, claim, proceeding, arbitration, suit, investigation or regulatory inquiry or survey (whether civil, criminal, administrative or judicial), or any appeal therefrom (including any claim, audit, litigation, administrative proceeding or arbitration against any Person involving any matter related to employment including, but not limited to, claims of discrimination, claims of unpaid wages, claims of wrongful discharge, claims of unfair labor practices, workers’ compensation claims, and claims related to occupational safety and health law).

(b)           “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

(c)           “Annual Financial Statements” means the unaudited, internally prepared balance sheets and statements of income, cash flows and stockholders’ equity of Seller as of and for the twelve (12) month periods ended December 31, 2006.

(d)           “Approval” means any approval, authorization, consent, license, franchise, order, registration, permit or other confirmation of or by, or filing with, a Person.

(e)           “Business” means, collectively, the business of marketing, licensing and servicing data collection and analysis software focusing on the improvement of business processes, all as conducted by Seller prior to the Closing.

(f)            “Business Day” means any day except Saturday, Sunday or any day on which banks are authorized or required by Law to close in Washington, D.C.

(g)           “Business Personnel” means, interchangeably and collectively as context requires, individuals engaged as independent contractors or employed as employees in connection with the Business (including those who are actively employed or on leave, disability or other absence from employment, and including officers).

(h)           “Code” means the Internal Revenue Code of 1986, as amended.

(i)            “Contract” means any written or oral agreement, arrangement, lease (including all real and personal property leases), mortgage, instrument, contract, note, power of attorney, insurance policy covenant, guaranty arrangement, escrow arrangement, commitment or other instrument.

(j)            “Conveyance Documents” means, interchangeably and collectively as the context requires, the Bill of Sale, the Assumption Agreement and all other documents executed and delivered by Seller and Buyer at the Closing for the purpose of evidencing the transfer of any Assets to Buyer or the assumption of any Assumed Liabilities by Buyer.

(k)           “Copyrights” means all copyrights, the content contained on or the “look and feel” of any World Wide Web site, all mask works, registrations and applications for any of the foregoing, and the right to sue for past infringement for any of the foregoing.

(l)            “Damages” means any loss, fine, penalty, judgment, award, cost or expense (including, without limitation, reasonable attorneys’ fees or any other reasonable out-of-pocket expenses incurred in connection with any Action) or damage.

(m)          “Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

(n)           “Environmental Laws” means any Law, or governmental restriction or requirement or any agreement with any Person, regarding human health and safety, the Environment or any Hazardous Materials.

(o)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(p)           “Financial Statements” means the Annual Financial Statements and the Interim Financial Statements.

(q)           “GAAP” means United States generally accepted accounting principles as in effect on the applicable date, consistently applied.

(r)            “Government Entity” means any federal, state or local or foreign government or any court, administrative, arbitrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

(s)           “Hazardous Materials” means all substances defined as “Hazardous Substances,” “Oils,” “Pollutants” or “Contaminants” in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or toxic mold, asbestos or asbestos-containing materials, petroleum, polychlorinated biphenyls, lead-containing materials, radon, urea formaldehyde or any other substances, chemicals, materials or wastes, including medical and other biohazardous waste.

(t)            “Identifiers” means (a) internet domain names; (b) ranges of internet protocol addresses and, to the extent not included in such ranges, individual internet protocol addresses, but not including any such addresses within the three blocks reserved by the Internet Assigned Numbers Authority for private internets (i.e., 10.0.0.0/8, 172.16.0.0/12 and 192.168.0.0/15); (c) secure socket layer certificates; (d) Software code signing certificates; and (e) telephone numbers and telephone directory listings.

(u)           “Inbound License Agreement” means any License Agreement pursuant to which Seller is granted any rights in any Intellectual Property.

(v)           “Indemnified Party” means any party entitled to indemnification pursuant to Article VIII.

(w)          “Indemnifying Party” means any party required to indemnify a Indemnified Party pursuant to Article VIII.

(x)            “Intellectual Property” means, interchangeably and collectively as context requires, the following: (a) Copyrights; (b) Patents; (c) Trademarks;  (d) Trade Secrets; (e) rights of publicity and privacy relating to the use of the names, likenesses, voices, signatures and biographical information of natural Persons; (f) all rights with respect to Software, to the extent not otherwise embodied in the foregoing clauses (a)-(e); (g) all rights with respect to Identifiers, to the extent not otherwise embodied in the foregoing clauses (a)-(e); and (h) all moral rights and/or rights of attribution and/or integrity in any of the foregoing.

(y)           “Interim Financial Statements” means the unaudited, internally prepared balance sheet and the related unaudited, internally prepared statements of income and cash flows of Seller as of and for the ten (10) month period ended October 31, 2007.

(z)            “Inventory” means, collectively, all raw materials, work in process and finished goods inventory of Seller.

(aa)         “Laws” means all applicable federal, state, local or foreign laws (including common law), codes, statutes, ordinances, orders, judgments, arbitration awards, decrees, administrative or judicial promulgations, injunctions, determinations, approvals, rules, regulations, permits, certificates, licenses and authorizations of, and agreements with, all Governmental Entities.

(bb)         “Liability” means any debt, liability, commitment or obligation of any kind, character or nature whatsoever, secured or unsecured, accrued, fixed, absolute, contingent or otherwise, and whether due or to become due.

(cc)         “License Agreement” means any agreement (including, without limitation, any outstanding decrees, orders, judgments, settlement agreements and stipulations) pursuant to which a Person is granted any rights in any Intellectual Property, including any right to distribute, promote, market or sell any Intellectual Property.

(dd)         “Licensed Intellectual Property” means Intellectual Property in which Seller is granted any rights pursuant to an Inbound License Agreement.

(ee)         “Liens” means all mortgages, liens, pledges, security interests, charges, claims, restrictions, leases, possessory rights, options, rights of first refusal, covenants, easements, title and survey matters and any other encumbrance, right or interest of any kind or character, whether vested or contingent, including any (a) interest of joint tenants, tenants in common and tenants by the entirety; (b)

community or other marital property interest; or (c) interests arising from any divorce decree, separation agreement, prenuptial agreement or other similar domestic relations order or agreement.

(ff)           “Material Adverse Effect” means with respect to the Business, any event, change or effect that has occurred (when taken together with all other events, changes or effects that have occurred) that is, or is reasonably likely to be, materially adverse to the financial condition or results of operations of the Business.

(gg)         “Outbound License Agreement” means any License Agreement pursuant to which Seller grants any rights in any Owned Intellectual Property to any other Person.

(hh)         “Ordinary Course” means the ordinary course of the Business, consistent with past practice in nature, scope and magnitude; provided, the definition of “Ordinary Course” excludes any and all actions requiring any Approval of the board of directors of Seller, any committee of the board of directors of Seller, the stockholders of Seller or the board of directors (or any committee thereof), manager(s), stockholders, members or partners of any Affiliate of Seller.

(ii)           “Organizational Documents” means, (a) with respect to a corporation, the corporation’s articles or certificate of incorporation and by-laws; or (b) with respect to a limited liability company, the limited liability company’s articles or certificate of organization or formation and operating agreement; and (c) all amendments and supplements to any of the foregoing.

(jj)           “Owned Intellectual Property” means Intellectual Property owned in whole or in part by Seller.

(kk)         “Owned Software” means Software included in the Owned Intellectual Property.

(ll)           “Patents” means all patents, industrial designs and invention disclosures, including any continuations, divisionals, continuations-in-part, renewals, reissues and applications for any of the foregoing, and the right to sue for past infringement thereof.

(mm)       “Permits” means all notifications, licenses, permits (including environmental, construction and operation permits), governmental franchises, registrations, certificates, approvals, exemptions, classifications, registrations and other similar documents, rights and authorizations issued by any Government Entity, other than any patents, copyrights and trademarks.

(nn)         “Permitted Liens” means: (a) liens imposed by Law for Taxes, assessments or charges or claims by Governmental Entities that are not yet due or are being properly contested, which contest tolls collection of such taxes and the lien thereof and provided that reasonably acceptable reserves are being maintained; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ and other like liens imposed by Law or contract, arising in the Ordinary Course and securing obligations that are not due and payable; (c), solely with respect to personal property, pledges and deposits made in the Ordinary Course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations; and (d), solely with respect to personal property, deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the Ordinary Course.

(oo)         “Person” means an individual, a sole proprietorship, a partnership, a corporation, an association, an institution, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization, or a Government Entity or any other legal entity.

(pp)         “Plans” means, interchangeably and collectively as context requires, all deferred compensation and incentive compensation, stock purchase, stock option and other equity compensation plans, programs, Contracts or arrangements; all severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plans, funds or programs (within the meaning of section 3(1) of ERISA); all profit-sharing, stock bonus or other “pension” plans, funds or programs (within the meaning of section 3(2) of ERISA); all employment, termination or severance Contracts; and all other employee benefit plans, funds, programs, Contracts or arrangements, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Seller for the benefit of any current or former Business Personnel.

(qq)        “Purchase Price” means One Million Two Hundred Twenty Thousand Dollars ($1,220,000).

(rr)          “Retained Personnel” means, Business Personnel who are not Transferred Employees.

(ss)        “Seller Receivables” means all trade accounts receivable, other rights to payment from customers, and notes receivable of Seller, and the full benefit of all security for all of the foregoing, and all claims, remedies and other rights related to all of the foregoing.

(tt)          “Seller’s Knowledge” means all facts actually known, or with reasonable investigation would have been known, by Ira Feinberg, Jay Fischer and Zisman.

(uu)        “Small Public Investment” means the ownership by a Person of equity securities of a publicly-traded company, which ownership constitutes less than one percent (1%) of the outstanding equity securities of such publicly traded company.

(vv)        “Software” means all (a) computer programs, including software implementations of algorithms, models and methodologies, whether in source code or object code form; (b) libraries, functions, subroutines, development tools, interfaces, displays and other work product or tools used to design, plan, organize, develop, implement or operate any computer program; (c) databases and compilations, including data and collections of data, in any form or format whatsoever, and (d) documentation, including user manuals, training materials, design documents and flowcharts relating to any of the foregoing.

(ww)      “Source Code” means the source code for (a) Owned Software and/or (b) Software included in the Licensed Intellectual Property.

(xx)         “Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges (including interest, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind imposed by any Government Entity, whether disputed or not, and any charges, interest or penalties imposed or that may be imposed thereon by any Government Entity.

(yy)        “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(zz)         “Third Party Software” means Software not owned by Seller.

(aaa)      “Trademarks” means all trademarks, service marks, trade names, trade dress, designs, logos, emblems, signs or insignia, slogans, and other similar designations of source or origin, together with all goodwill symbolized by any of the foregoing, registrations and applications for any of the foregoing, and the right to sue for past infringement thereof.

(bbb)     “Trade Secrets” means any and all forms and types of technology, trade secrets and other confidential information, know-how, customer lists, prospect lists, business plans, inventions, proprietary processes, formulae, algorithms, models and methodologies.

(ccc)      “WARN Act” means the Worker Adjustment and Retraining Act, Public Law 100-379.

1.2          Terms Defined Elsewhere. In addition to the terms defined in Section 1.1, each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble
Assumption Agreement	4.2(a)(ii)
Assets	2.2
Assumed Contracts	2.2(b)
Assumed Liabilities	2.4
Audits	5.6
Bill of Sale	4.2(a)(i)
Buyer	Preamble
Buyer Cap	8.6(b)
Buyer Parties	8.1
Buyer Losses	8.1
Claim Notice	8.3
Claims Period	8.7
Closing	4.1
Confidential Information	7.4
Effective Date	Preamble
Excluded Assets	2.3
Excluded Contracts	2.5(c)
Excluded Liabilities	2.5
Leased Real Property	5.10(b)
Material Contracts	5.10(c)
Offer of Employment	7.2(a)
Open Source Materials	5.11(n)
Parties	Preamble
Personal Property Leases	5.10(a)
Pre-Closing Receivables	2.2(g)
Proposed Contract	4.3
Real Property Leases	5.10(b)
Related Party	5.19(a)
Response Period	8.4(a)
Required Approvals	4.3
Seller	Preamble
Seller Cap	8.6(a)
Seller Insurance Policies	5.12
Seller Parties	8.2

Seller Losses	8.2
Third Party Action	8.4(a)
Third Party Action Notice	8.4(a)
Transferred Employee	7.3(a)

1.3          Interpretation. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (d) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days,” if not capitalized, mean and refer to calendar day(s), and (f) the terms “year” and “years” mean and refer to calendar year(s). Unless otherwise set forth herein, references in this Agreement to any document, instrument or agreement (including this Agreement) (A) includes and incorporates all schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section and Schedule references herein are to Articles, Sections and Schedules of this Agreement, unless otherwise specified. All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.

ARTICLE II                  THE ACQUISITION.

2.1          Agreement to Purchase and Sell.    Subject to the terms, conditions and other provisions of this Agreement, at the Closing, Seller will grant, sell, assign, transfer and deliver to Buyer, and Buyer will purchase from Seller, all right, title and interest of Seller in and to all of the Assets (as hereinafter defined), free and clear of all Liens except for Permitted Liens, and Buyer will assume the Assumed Liabilities.

2.2          Assets. Except as otherwise expressly set forth in Section 2.3, the term “Assets” shall mean all the assets, properties and rights of Seller used, or held for use, in the Business as of the Effective Date, including:

(a)           all furnishings, furniture, supplies, tools, machinery, equipment, leasehold improvements and other personal property and fixed assets that are owned by Seller and are used in the Business, including the items set forth on Schedule 2.2(a);

(b)           all Inbound License Agreements, all Outbound License Agreements, and the Contracts listed on Schedule 2.2(b) (collectively, the “Assumed Contracts”);

(c)           all Intellectual Property used or held for use in the Business, and all rights of Seller therein;

(d)           all goodwill of the Business;

(e)           all original books and records of the Business, including, to the extent permitted by applicable Law, all personnel records for the Transferred Employee, but not including personnel records for any Retained Personnel;

(f)            all Permits related to the Business, to the extent transferable to Buyer pursuant to applicable Law; and

(g)                                   all Seller Receivables other than such Seller Receivables as are set forth on Schedule 2.2(g) (the “Pre-Closing Receivables”).

2.3                             Excluded Assets.  Notwithstanding anything to the contrary set forth in this Agreement, the Assets will not include the following assets, properties and rights of Seller (collectively, the “Excluded Assets”):

(a)                                    all insurance policies of Seller;

(b)                                   all Plans;

(c)                                    all Permits that Seller is prohibited by applicable Law from transferring to Buyer;

(d)                                   personnel records for all Retained Personnel and for the Transferred Employee, to the extent Seller is prohibited by applicable Law from transferring such records to Buyer;

(e)                                    the Organizational Documents of Seller and the minute books, stock ledgers and other related records relating to the organization, maintenance and existence of Seller as a corporation;

(f)                                      the rights that accrue to Seller under this Agreement and any other agreements between Seller and Buyer to be delivered pursuant to this Agreement;

(g)                                   all cash and cash equivalents of Seller and all bank accounts of Seller; and

(h)                                   the Pre-Closing Receivables.

2.4                             Assumed Liabilities.  In connection with the purchase by Buyer of the Assets, at the Closing, effective as of the Closing, Buyer shall assume and thereafter pay, perform and discharge solely the following Liabilities relating to the Business and the Assets, and no others (collectively, the “Assumed Liabilities”):

(a)                                    Liabilities of Seller under the Assumed Contracts that are to be paid, performed or discharged by Seller after the Closing; and

(b)                                   Liabilities attributable to or arising out of the ownership or the Assets and the operation of the Business after the Closing.

2.5                             Excluded Liabilities.  Notwithstanding anything herein to the contrary, the Assumed Liabilities will not include, and in no event will Buyer assume, agree to pay, discharge or satisfy, or otherwise have any responsibility for, any Liability of Seller of any kind, whether known, unknown, contingent or otherwise other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), including all Liabilities of Seller of any kind:

(a)                                    for any Taxes of Seller or any Affiliate of Seller, including any payroll Taxes with respect to any Business Personnel;

(b)                                   pertaining to any Excluded Asset;

(c)                                    under any Contract that is related to the Business or to which Seller or any Affiliate of Seller is a party, other than the Assumed Contracts (the “Excluded Contracts”);

(d)                                   under any Contract under which Seller or any Affiliate of Seller has incurred or guaranteed any debt, including the loans described in Schedule 5.10(c) hereof and the convertible notes issued by the Company described in Schedule 5.1(b) (the “Convertible Notes”);

(e)                                    arising out of or related to any Plan;

(f)                                      related to any Business Personnel other than the Transferred Employee;

(g)                                   related to the Transferred Employee to the extent such Liability is attributable to events or circumstances occurring or existing at or prior to the Closing;

(h)                                   under the Assumed Contracts arising prior to the Closing;

(i)                                       related to or arising from any failure by Seller to comply with any Law applicable to the Business; or

(j)                                       without limiting any of the foregoing, otherwise attributable to or arising out of the ownership or operation of any Assets or the Business as of or prior to the Closing.

ARTICLE III                           CONSIDERATION.

3.1                             Consideration.  The consideration for the Assets will be (a) the Purchase Price; and (b) the assumption of the Assumed Liabilities by Buyer.

3.2                             Tax Allocation.  The Purchase Price shall be allocated in accordance with Schedule 3.2.  After the Closing, the Parties shall make consistent use of such allocation for all Tax purposes and in all filings with, and declarations and reports to, all Governmental Entities in respect thereof.  In any Action relating to the determination of any Tax, no Party shall contest such allocation or represent that such allocation is not correct.

ARTICLE IV                          THE CLOSING.

4.1                             Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the Effective Date at the offices of Metastorm Inc, located at 500 East Pratt Street, Suite 1250, Baltimore, Maryland 21202.

4.2                             Closing Deliveries.  At the Closing:

(a)                                    Seller shall deliver (executed as applicable) to Buyer:

(i)                                       a Bill of Sale from Seller in the form mutually agreed upon by Buyer and Seller, transferring to Buyer all of Seller’s right, title and interest in and to the Assets (the “Bill of Sale”), together with possession of the Assets;

(ii)                                    an Assumption Agreement in the form mutually agreed upon by Buyer and Seller, with respect to the Assumed Liabilities (the “Assumption Agreement”);

(iii)                                 the Offer of Employment, executed by the Transferred Employee and Metastorm Inc.’s standard Proprietary Information, Invention Release and Non-Competition Agreement executed by the Transferred Employee;

(iv)                                a certificate of good standing issued by the Secretary of State of the State of Delaware with respect to Seller within five (5) days prior to the Effective Date;

(v)                                   copies of the resolutions of the board of directors of Seller and, if required by applicable Law or Seller’s Organizational Documents, the stockholders of the Seller, approving this Agreement and the transactions contemplated hereby, all of which shall be certified by an authorized officer of Seller;

(vi)                                such other documents as are required under this Agreement; and

(vii)                             an acknowledgment and acceptance of the assignment of the Founder Confidentiality, Inventions and Non-Competition Agreement executed by Ira Feinberg and Jay Fischer.

(b)                                   Buyer shall deliver (executed as applicable) to Seller:

(i)                                       the Purchase Price, by wire transfer of immediately available funds to a bank account in the United States specified in advance by Seller;

(ii)                                    a wire in favor of the landlord of the Leased Real Property in the amount of $9,300 in settlement of the remaining lease payments owed under the Real Property Lease relating to the Leased Real Property;

(iii)                                 the Bill of Sale;

(iv)                                the Assumption Agreement;

(v)                                   the Offer of Employment and Metastorm Inc.’s standard Proprietary Information, Invention Release and Non-Competition Agreement with the Transferred Employee executed by an officer of Metastorm Inc.

(vi)                                a certificate of good standing issued by the Maryland State Department of Assessments and Taxation with respect to Metastorm Inc. within five (5) days prior to the Effective Date;

(vii)                             copies of the resolutions of Metastorm Inc.’s board of directors approving this Agreement and the transactions contemplated hereby, all of which shall be certified by an authorized officer of Buyer; and

(viii)                          such other documents as are required under this Agreement.

4.3                             Nonassignability of Contracts.  Notwithstanding anything to the contrary contained in this Agreement, to the extent that the grant, sale, assignment, transfer or delivery to Buyer, of any Contract that would be an Assumed Contract (a “Proposed Contract”), or any claim or right or any benefit arising thereunder or resulting therefrom would require any Approval of a Government Entity or other third Person (each, a “Required Approval”), and such Required Approval shall not have been obtained prior to the Closing, and Buyer has waived in writing all conditions to Closing that would otherwise require such Required Approval to be obtained prior to the Closing, the Closing shall proceed without the grant, sale, assignment, transfer or delivery of such Proposed Contract, and this Agreement shall not constitute a grant, sale, assignment, transfer or delivery of such Proposed Contract or an attempt thereof.  If the Closing proceeds without the grant, sale, transfer, assignment or delivery of any Proposed Contract, then following the Closing, the Parties shall use their commercially reasonable efforts, and cooperate with each other, to obtain promptly the applicable Required Approvals.  Pending receipt of such Required Approvals, Seller shall use commercially reasonable efforts, and the Parties shall cooperate with each other in any mutually-agreeable, reasonable and lawful arrangements designed, to provide to Buyer all of the benefits of use of such Proposed Contract and to Seller the benefits that Seller would have obtained had the Proposed Contract been conveyed to Buyer at the Closing.  To the extent that Buyer is provided all of the material benefits of any Proposed Contract pursuant to this Section 4.3, Buyer shall perform and discharge for the benefit of the other Persons that are parties thereto all of the Liabilities of Seller thereunder that, but for the lack of the Required Approvals needed to assign such liabilities to Buyer, would be Assumed Liabilities.  Once the Required Approvals needed for the grant, sale, assignment, transfer or delivery of any Proposed Contract have been obtained, such Proposed Contract shall automatically be deemed to have been granted, assigned, transferred and delivered to Buyer at no additional cost to Buyer and without any further action on the part of Buyer or Seller.  To the extent that any Proposed Contract cannot be granted, sold, assigned, transferred and delivered, or the benefits of any Proposed Contract cannot be provided, to Buyer following the Closing pursuant to this Section 4.3, then, at Buyer’s option, Buyer and Seller shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the Parties the economic and operational equivalent, of such Proposed Contract having been granted, sold, assigned, transferred and delivered to Buyer.  In all cases, Seller shall hold in trust for, and pay to Buyer promptly upon receipt thereof, all income, proceeds and other monies received by Seller in connection with its use of any Proposed Contract in connection with the arrangements under this Section 4.3.

ARTICLE V                              REPRESENTATIONS AND WARRANTIES OF SELLER.

Except as set forth in the appropriately numbered section of the Schedules attached hereto, Seller and Zisman, jointly and severally, represent and warrant to Buyer as follows:

5.1                             Organization.  (a) Seller (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) has full corporate power and authority to carry on the Business to the extent it is now being conducted by Seller; (iii) is not required pursuant to any applicable Law to be qualified or licensed to do business in any jurisdiction other than the jurisdictions listed on Schedule 5.1(a), except where the failure to be so qualified would not have a Material Adverse Effect; (iv) is duly qualified or licensed to do business in each jurisdiction listed on Schedule 5.1(a);  (v) has made available to Buyer true and complete copies of Seller’s Organizational Documents, each as amended to date, which Organizational Documents are in full force and effect and (vi) is not in violation of any provision of its Organizational Documents except where such violation would not have a Material Adverse Effect.  Seller has no subsidiaries or any direct or indirect ownership interest in any other Person.

(b)                                   Schedule 5.1(b) sets forth a complete and accurate list of all Persons holding an equity ownership interest of any kind in Seller, and states for each such Person the nature and amount of such interest.

5.2                             Authorization.

(a)                                    Seller has the right, power and authority to execute and deliver this Agreement and any other agreement entered into in connection with this Agreement to which it is a party, and to perform its respective obligations under this Agreement and any other agreement entered into in connection with this Agreement to which it is a party, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and any other agreement entered into in connection with this Agreement by Seller, and the performance by Seller of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein, have been duly and validly authorized and approved by all necessary corporate action on the part of Seller.  This Agreement and any other agreement entered into in connection with this Agreement have been duly executed and delivered by Seller, and each constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

(b)                                   Zisman has the right, power and capacity to execute and deliver this Agreement and any other agreement entered into in connection with this Agreement to which he is a party, and to perform his respective obligations under this Agreement and any other agreement entered into in connection with this Agreement to which he is a party, and to consummate the transactions contemplated hereby and thereby.  This Agreement and any other agreement entered into in connection with this Agreement have been duly executed and delivered by Zisman, and each constitutes a valid and binding agreement of Zisman, enforceable against Zisman in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

5.3                             Non-Contravention.  Subject to receipt of the consents and approvals described in Schedule 5.4, neither the execution and delivery of this Agreement or any other agreement entered into in connection with this Agreement by Seller and Zisman, nor the consummation of the transactions contemplated hereby or thereby, does or would, after the giving of notice or the lapse of time or both, (a) conflict with, result in a breach of, constitute a default under, or violate (i) in the case of Seller, the Organizational Documents of Seller, or (ii) any Law applicable to Seller or Zisman; (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of any rights or obligations under, create in any Person the right to accelerate any rights or obligations under or amend, modify, cancel or refuse to perform under, or require any notice under any Contract or other arrangement to which Seller is a party or by which Seller or any of Seller’s assets or properties are bound; or (c) result in the creation of, or give any Person the right to create, any Lien, other than Permitted Liens, or upon any right, property or asset of Seller, including any Asset.

5.4                             No Consents.  Except as otherwise set forth on Schedule 5.4, no Approval of any Government Entity or other Person is required in connection the execution, delivery and consummation of this Agreement, or any other agreement entered into in connection with this Agreement, by Seller.  For avoidance of doubt, Schedule 5.4 includes a complete and accurate list of all Approvals required to assign the Assumed Contracts to Buyer.

5.5                             Financial Matters.  (a)  A copy of the Financial Statements is attached hereto as Schedule 5.5(a).  Each of the balance sheets included in such Financial Statements (including the related schedules) fairly presents in all material respects the financial position of Seller as of the date of such balance sheet, and each of the statements of income and statements of cash flows included in such Financial Statements (including any related schedules) fairly presents in all material respects the results of operations of Seller for the periods set forth therein, in each case in accordance with GAAP (except for, in the case of the Interim Financial Statements, normal year-end adjustments).

(b)                                   The Seller Receivables reflected on the books and records of the Business as of the Effective Date represent bona fide claims of Seller against debtors for sales of products, performance of services or other charges arising on or before the Effective Date.  None of the Seller Receivables are subject to any defense or right of setoff.

(c)                                    Seller does not have any Inventory.

5.6                             Tax Matters.  There are no Liens for Taxes upon the assets or properties of the Business or Seller except for statutory Liens for current Taxes not yet due.  No federal, state, local or foreign audits, review, or other Actions (“Audits”) exist with regard to any Taxes or Tax Returns of Seller, and Seller has not received any notice of such an Audit.  Except as set forth on Schedule 5.6, Seller:

(a)                                    has duly and timely filed (or there has been filed on its behalf) with the appropriate Governmental Entities all Tax Returns required to be filed by it, and all such Tax Returns are complete and accurate in all material respects;

(b)                                   has timely paid all Taxes due from Seller (whether or not set forth on any Tax Return);

(c)                                    has complied in all material respects with all applicable Tax Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3402 and 4999 of the Code and employment withholding Taxes) and has, within the time and manner prescribed by law, withheld and paid over to the proper Government Entity all amounts required to be withheld and paid over under all applicable Tax Laws;

(d)                                   has not requested any extension of time within which to file any Tax Return in respect of any taxable year which has not since been filed, and no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of such Seller;

(e)                                    is not a party to or bound by, and does not have any obligation under, any Tax sharing agreement, Tax indemnification agreement or similar Contract or arrangement;

(f)                                      has fully paid all Tax deficiencies which have been claimed, proposed or asserted in writing against such Seller;

(g)                                   has not incurred any Liability for Taxes other than in the Ordinary Course since December 31, 2006; and

(h)                                   is not, nor has it at any time in the last five (5) years been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

5.7                             Legal Proceedings.  There are no Actions pending or, to Seller’s Knowledge, threatened against, relating to or involving Seller, any Asset or the Business.  There are no actual or, to Seller’s Knowledge, threatened Actions that present a claim to restrain or prohibit the transactions contemplated herein.  There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) against or relating to Seller, any Asset or the Business.

5.8                             Compliance with Laws; Permits.  (a) Seller and the Business are, and have been at all times since its respective inception, in compliance in all material respects with all applicable Laws.  Seller has not received any notification that has not lapsed or been withdrawn by any Government Entity (i) asserting a violation by Seller or the Business of any Law, (ii) threatening to revoke any Permit applicable to Seller, any of the Assets or the conduct of the Business, or (iii) restricting or limiting the operations of the Business.

(b)                                   No Permits are required for, or are material to, the operation of the Business.

5.9                             Title to, Condition of, and Sufficiency of, Assets.  Seller is the sole and exclusive legal and equitable owner of all right, title and interest in, and has good and marketable title to, possesses valid rights under a license to, or a valid leasehold interest in, all of the Assets (real, personal and fixed, tangible and intangible), free and clear of any and all Liens, other than Permitted Liens.  All of the Assets which are tangible personal property are in good operating condition and repair, and are adequate for the uses to which they are being put, normal wear and tear excepted.  The Assets, taken as a whole, together with the Leased Real Property and other than cash necessary to operate the Business in the Ordinary Course, represent all of the assets necessary for the operation of the Business as it is presently conducted by Seller in the Ordinary Course.

5.10                      Material Contracts.  (a)  Schedule 5.10(a) sets forth a true and complete list of all leases of personal property to which Seller is a party or by which Seller or any of Seller’s properties or assets are bound (collectively, the “Personal Property Leases”).

Schedule 5.10(b) sets forth a true and complete list, as of the date hereof, of all leases, subleases, licenses and other Contracts (collectively, the “Real Property Leases”) under which Seller uses or occupies or has the right to use or occupy any real property (the land, buildings and other improvements covered by the Real Property Leases and any other rights of the tenant thereunder being herein called the “Leased Real Property”).

(b)                                   Schedule 5.10(c) sets forth, as of the date hereof, a complete and accurate list of all Contracts of the following types to which Seller is a party, by which Seller or any of Seller’s properties or assets are bound, or which otherwise relate to the Business (the contracts listed below in this Section 5.10(c), together with the Personal Property Leases, the Real Property Leases, the Inbound License Agreements and the Outbound License Agreements, are herein collectively called the “Material Contracts”):

(i)            Contracts involving an investment by Seller in any Person, including any partnership, limited liability company or joint venture;

(ii)           Contracts under which Seller has incurred, assumed or guaranteed any indebtedness for borrowed money;

(iii)          individual employment Contracts, bonus Contracts, and Contracts with any Business Personnel containing covenants not to compete, in any form whatsoever;

(iv)          Contracts containing any “change of control” provision with respect to Seller;

(v)           sales agency and/or marketing Contracts;

(vi)          Contracts involving non-competition or any other restriction with respect to the geographical area, scope or type of operations of the Business;

(vii)         Contracts under which any revenue, profit or income of the Business is required to be, or may be, shared with any third Person;

(viii)        Contracts that involve aggregate payments in excess of ten thousand dollars ($5,000) per annum; and

(ix)           to the extent not described elsewhere in this Section 5.10(c), Contracts that are material to the Business or the financial position or results of operations of Seller.

(c)                                    Seller has delivered a complete and accurate copy of each written Material Contract to Buyer and has provided Buyer with all material terms of all unwritten Material Contracts.

(d)                                   Each Material Contract is in full force and effect and is legal, valid, binding and enforceable against the Seller and, to Seller’s Knowledge, all other parties thereto in accordance with its terms.  There does not exist under any Material Contract any default or condition or event that, after notice or lapse of time or both, would constitute a material default on the part of the Seller, or to Seller’s Knowledge, on the part of any other party to such Material Contract.  Except as set forth on Schedule 5.10(e), Seller is not a party to any Contract pursuant to which a current or former Business Personnel or director of Seller is, or could reasonably be, entitled to indemnification by Seller.

5.11                      Intellectual Property.  (a) Schedule 5.11(a) sets forth a complete and correct list of all Copyrights, Patents and Trademarks included in the Owned Intellectual Property, identifying for each, as applicable: (i) the serial number, registration number or application number; and (ii) the status of any issuance, renewal, maintenance or other payments required to be made within twelve (12) months after the date hereof.

(b)                                   Schedule 5.11(b) sets forth a complete and correct list of all Inbound License Agreements, identifying for each: (i) the licensor(s) thereunder; (ii) the date thereof; and (iii) the Intellectual Property licensed thereunder.

(c)                                    Schedule 5.11(c) sets forth a complete and correct list of all Outbound License Agreements, identifying for each: (i) the licensee(s) thereunder; (ii) the date thereof; and (iii) the Owned Intellectual Property licensed thereunder.

(d)                                   Schedule 5.11(d) sets forth a complete and correct list of all Owned Software, identifying for each all Third Party Software that is (i) required to be used in conjunction with such Owned Software in order for such Owned Software to function in accordance with its design specifications; or (ii) otherwise used by Seller in conjunction with such Owned Software in the Ordinary Course.

(e)                                    Schedule 5.11(e) sets forth a complete and correct list of all Identifiers owned by, allocated to (in the case of ranges of internet protocol addresses and individual internet protocol addresses), or issued to (in the case of secure socket layer certificates and Software code signing certificates) Seller.

(f)                                      Seller owns all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens.  The Owned Intellectual Property and the Licensed Intellectual Property been duly maintained, is valid and subsisting, is in full force and effect and has not been cancelled, expired or abandoned.

(g)                                   All Owned Software and other works protectable by Copyright that are included in the Owned Intellectual Property were created, developed and authored by either (i) employees of Seller within the scope of their employment; or (ii) independent contractors who have assigned all of their rights to Seller pursuant to a written agreement.  No Owned Software was jointly developed with any third Person who has not assigned all of his, her or its rights to Seller pursuant to a written agreement.

(h)                                   None of the Owned Intellectual Property, and no other product, service, technology, document, content or other material used, sold, licensed, offered for sale or license, or proposed to be developed, used, sold, licensed or offered for sale or license by Seller, infringes, violates or dilutes, or interferes with, any Intellectual Property rights of any Person.

(i)                                       There is no pending or, to Seller’s Knowledge, threatened claim alleging that Seller, any Owned Intellectual Property, any Licensed Intellectual Property, or any other product, service or technology used, sold, licensed, offered for sale or license, or proposed to be developed, used, sold, licensed or offered for sale or license by Seller, infringes, violates, misappropriates or dilutes, or interferes with, any Intellectual Property rights of any Person and, to Seller’s Knowledge, there are no facts or circumstances that might reasonably provide a basis for any such claim.

(j)                                       There is no pending or, to Seller’s Knowledge, threatened claim challenging the validity or enforceability of any Inbound License Agreement or Outbound License Agreement and, to Seller’s Knowledge, there are no facts or circumstances that might reasonably provide a basis for any such claim.

(k)                                    Seller has not brought or threatened a claim against any Person (i) alleging infringement, violation, misappropriation, or dilution of, or interference with, any Intellectual Property or any License Agreement; (ii) challenging any Person’s ownership or use of, or the validity or enforceability of, any Intellectual Property; or (iii) challenging the validity or enforceability of any License Agreement, and, to Seller’s Knowledge, there are no facts or circumstances that might reasonably provide a basis for any claim described in the foregoing clauses (i)-(iii).

(l)                                       All Trademarks included in the Owned Intellectual Property are in use in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates (solely with respect to registered Trademarks) or applications (solely with respect to unregistered Trademarks for which an application has been filed).

(m)                                 Seller takes commercially reasonable measures to protect the confidentiality of the Source Code and the Trade Secrets included in the Owned Intellectual Property and the Licensed Intellectual Property, including requiring all employees, contractors and third Persons having access thereto to execute written non-disclosure agreements.  No Trade Secrets included in the Owned Intellectual Property or the Licensed Intellectual Property have been disclosed or authorized to be disclosed to any third Person other than pursuant to a written non-disclosure agreement; and no third Person that is a party to any non-disclosure agreement with Seller is in breach or default thereof.  No Person other than Seller is in possession of any Source Code.  Seller is not bound by any agreement that will, or would reasonably be expected to, result in or require the disclosure or release of any Source Code to a third Person by Seller, any escrow agent(s) or Buyer.

(n)                                   Schedule 5.11(n) lists all Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (“Open Source Materials”) used by or for Seller in any way, and states for each item of Open Source Material listed thereon (x) the name of the license under which the Open Source Material is licensed and (y) a brief description of the purpose or function of the Open Source Material.  Seller has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Owned Software or other Intellectual Property, except as otherwise specifically described on Schedule 5.11(n); (ii) distributed Open Source Materials in conjunction with any of the Owned Software or other Intellectual Property, except as expressly provided on Schedule 5.11(n); or (iii) used Open Source Materials in a manner that has given rise to any legally enforceable obligation on Seller to (x) disclose or distribute the source code of any Owned Software, (y) grant any license for the purpose of making derivative works of any Owned Software, or (z) redistribute at no charge any of the Owned Software.

(o)                                   In each Outbound License Agreement, Seller has not made any warranty or representation as to the performance, functionality or capability of the Software licensed thereunder, except to state that such Software would perform in accordance with its published specifications and/or written documentation.

(p)                                   Seller has no obligation to provide any technical support or Software maintenance services to any third Person.

(q)                                   No current or former shareholder, partner, member, director, officer, employee or contractor of Seller has or will have, after giving effect to the transactions contemplated by this Agreement, any legal or equitable right, title or interest in or to, or any right to use, directly or indirectly, in whole or in part, any of the Owned Intellectual Property or Licensed Intellectual Property; provided that, for purposes of this Section 5.11(q), “Owned Intellectual Property” shall not include, in the case of each such natural Person, moral rights and rights of publicity and privacy relating to the use of the name, likeness, voice, signature and biographical information of such natural Person.

(r)                                      Seller (i) is in compliance with all applicable Laws, policies, programs and notices relating to the privacy of personal information; and (ii) uses commercially reasonable efforts to protect the privacy and security of all personal information in the possession of Seller, whether in written or electronic form.

5.12                      Insurance.  Schedule 5.12 sets forth a true and complete list of all insurance policies and binders maintained by or for the benefit of Seller or any of Seller’s directors, agents or Business Personnel in their capacity as such (collectively, the “Seller Insurance Policies”).  Seller has made available to Buyer complete and accurate copies of all Seller Insurance Policies.  All Seller Insurance Policies are in full force and effect and no premiums due and payable thereon are delinquent, and Seller has complied, and is in compliance with, the provisions of the Seller Insurance Policies.  There are no pending claims by Seller against any Seller Insurance Policy as to which the applicable insurer has denied liability.  There are no pending claims against any Seller Insurance Policy that have not been properly and timely submitted by a Seller pursuant to the terms and conditions of the applicable Seller Insurance Policy.

5.13                      Environmental Matters.  No notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, Action, claim, suit, proceeding or review is pending or, to Seller’s Knowledge, threatened by any Person against, Seller, and no penalty has been assessed against Seller with respect to any matters relating to or arising out of any Environmental Law.  To Seller’s Knowledge, Seller is in compliance with all Environmental Laws.  Seller has no Liability relating to or arising out of any Environmental Law, and, to Seller’s Knowledge, there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a Liability.

5.14                      Plans.  (a)   Schedule 5.14(a) contains a true and complete list of all Plans.  Seller has no commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Plan that would affect any current or former Business Personnel.  None of the Plans is a “multiemployer plan,” as such term is defined in section 3(37) of ERISA, nor is any Plan subject to section 302 or Title IV of ERISA or section 412 of the Code.

(b)                                   Each Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code.  There are no pending, threatened or anticipated claims by or on behalf of any Plan, by any Business Personnel or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits) for the benefit of any current or former Business Personnel or director.

(c)           Except as set forth on Schedule 5.14(c), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former Business Personnel to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement; or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Business Personnel.

5.15        Labor and Employment Matters. (a) Schedule 5.15(a) sets forth a true and complete list of all Business Personnel employed or engaged at any time during 2007, and also sets forth, for each employee listed thereon, the employee’s base annual salary or base hourly pay rate, as the case may be, as of the Business Day immediately preceding the Effective Date.

(b)           There is/are no (i) collective bargaining agreements to which Seller is a party or otherwise bound; (ii) labor unions representing any Business Personnel; (iii) overt organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened by Business Personnel; or (iv) pending or threatened strike, slowdown, work stoppage, lockout or other collective labor action by or with respect to any Business Personnel.

(c)           During the past three (3) years, Seller has not (i) effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Seller; (ii) effectuated a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Seller; or (iii) been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state Law. No Business Personnel have suffered an “employment loss” (as defined in the WARN Act) since three months prior to the date of this Agreement.

(d)           Each Seller has at all times properly classified Business Personnel as employees or independent contractors, as appropriate. Each Seller has at all times properly classified those Business Personnel who are employees as exempt or non-exempt for purposes of the Fair Labor Standards Act.

(e)           All employment terminations effectuated by Seller including, but not limited to, layoffs, were effectuated in compliance, in all material respects, with all laws, statutes, regulations or ordinances governing employment or separation from employment including, but not limited to, the Age Discrimination In Employment Act (29 U.S.C. §§ 626 et seq.), Title VII of the Civil Rights Acts of 1964 and 1991 as amended (42 U.S.C. §§ 2000e et seq.), the Consolidated Omnibus Budget Reconciliation Act of 1985 (29 U.S.C. §§ 1161 et seq.), the Americans With Disabilities Act (42 U.S.C. §§ 12101 et seq.), the Rehabilitation Act of 1973 (29 U.S.C. §§ 701 et seq.), the Family and Medical Leave Act (29 U.S.C. §§ 2601 et seq.), the Fair Labor Standards Act (29 U.S.C. §§ 201 et seq.), ERISA and the WARN Act.

5.16        No Workers’ Compensation Claims. No workers’ compensation claim has been filed by any Business Personnel against or relating to Seller since December 31, 2006.

5.17        Absence of Changes. Since October 31, 2007, (a) Seller has conducted the Business in the Ordinary Course, and (b) there has not been any event, occurrence or development which, individually or in the aggregate, would have a Material Adverse Effect on Seller or the Business.

5.18        No Brokers. There is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of Seller or any Affiliate of Seller who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

5.19        Related Party Transactions; No Improper Payments. Except as set forth on Schedule 5.19, (a) no stockholder of Seller or any immediate family member or Affiliate of any stockholder of Seller, nor any officer or director of Seller or any immediate family member or Affiliate of any such officer or director (each, a “Related Party”) is currently indebted to Seller, nor is Seller indebted (or committed to make loans or extend credit) to, or guarantees (or is committed to guarantee) any indebtedness of, any Related Party; and (ii) no Related Party has any direct or indirect ownership interest in any Person with which Seller has a business relationship; provided, however, that the foregoing representation in this Section 5.19(a)(ii) shall not apply in cases where a Related Party owns a Small Public Investment.

(b)           None of Seller, or to Seller’s Knowledge, any stockholder of Seller or any other Person involved in or engaged in connection with the Business, has made, directly or indirectly, or otherwise caused to be made on Seller’s behalf, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or transfer of any thing of value to any Person, private or public, (i) to obtain or retain any business, favorable treatment or special concessions for or with respect to Seller; or (ii) in violation of the United States Foreign Corrupt Practices Act, as then in effect.

5.20        Disclosure. No representation or warranty or other statement made by Seller in this Agreement or otherwise in connection with the transactions contemplated hereby contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

5.21        Solvency. Seller is, after giving effect to the transactions contemplated hereby, solvent, able to pays its debts as they become due in the usual course of business, has capital sufficient to carry on its business, now owns property having a value, both at fair valuation and at present fair saleable value, greater than the amount required to pay its debts as they become due in the usual course of business, and will not be rendered insolvent by the execution, delivery or performance of this Agreement or by the completion of the transactions contemplated hereunder. Seller is not contemplating either the filing of a petition under any state or federal bankruptcy or insolvency laws or the liquidation of all or a major portion of its property, and to Seller’s Knowledge, no Person is contemplating the filing of any such petition against Seller. Seller is not currently the subject of any bankruptcy or similar proceeding under any state or federal law and none of its property is under the jurisdiction of any bankruptcy court or other court having similar jurisdiction.

ARTICLE VI                                                                          REPRESENTATIONS AND WARRANTIES OF BUYER.

Except as set forth in the appropriately numbered section of the Schedules attached hereto, Buyer represents and warrants to Seller as follows:

6.1          Organization. Metastorm Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Metastorm Inc. is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to so qualify or become licensed would have a material adverse effect on Metastorm Inc. The Organizational Documents of Metastorm Inc. are in full force and effect, and it is not in violation of any provision of its Organizational Documents.

6.2          Authority. Buyer has the right, power and capacity to execute and deliver this Agreement and any other agreement entered into in connection with this Agreement to which it is a party, and to perform its respective obligations under this Agreement and any other agreement entered into in connection with this Agreement to which it is a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other agreement entered into in connection with this Agreement by Buyer, and the performance by Buyer of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized and approved by all necessary corporate action on the part of Buyer. This Agreement and any other agreement entered into in connection with this Agreement have been duly executed and delivered by Buyer, and each constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

6.3          Non-Contravention. Neither the execution and delivery of this Agreement or any other agreement entered into in connection with this Agreement by Buyer, nor the consummation of the transactions contemplated hereby or thereby, does or would, after the giving of notice or the lapse of time or both, conflict with, result in a breach of, constitute a default under, or violate the Organizational Documents of Buyer or any Law applicable to Buyer.

6.4          Legal Proceedings. There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) against or relating to Buyer that present a claim to restrain or prohibit the transactions contemplated herein.

6.5          No Brokers. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any Affiliate of Buyer who is or might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

6.6          Disclosure. No representation or warranty or other statement made by Buyer in this Agreement or otherwise in connection with the transactions contemplated hereby contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

ARTICLE VII                                                                      COVENANTS OF THE PARTIES.

7.1          Further Assurances; Access to Information; Post-Closing Cooperation. (a) From and after the Effective Date, from time to time and without further consideration, each Party will execute and deliver such instruments and take such other commercially reasonable action reasonably requested by one or more of the other Parties in order to effect the transactions contemplated by this Agreement. Each of the Parties agrees to use commercially reasonable best efforts to cause all conditions to closing for which such Party is responsible to be satisfy as promptly as reasonably practicable after the Effective Date.

(b)           Following the Closing, unless otherwise prohibited by Law, each Party will afford each other Party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting Party in connection with (i) the preparation of Tax Returns, (ii) compliance with the requirements of any Government Entity, (iii) any actual or threatened legal action, or (iv) for any other legitimate or proper business purpose. No Party shall be entitled to charge any other Party for the cost of providing copies of any books and records to such other Party.

7.2          Employees; Consultants. (a) Buyer shall hire Ira Feinberg (the “Transferred Employee”) on the Effective Date pursuant to the terms and conditions of the Offer of Employment (the “Offer of Employment”) attached hereto as Schedule 7.2. Effective immediately prior to the Closing, Seller will terminate the contract or employment, as applicable, of the Transferred Employee.

(b)           Nothing in this Section 7.2, express or implied, shall confer upon the Transferred Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Except as set forth in this Section 7.2, nothing herein shall be construed to prevent Buyer from terminating or modifying to any extent or in any respect any benefit plan that the Buyer may establish or maintain.

(c)           Buyer assumes no liability with respect to, and receives no right or interest in, any Plan. As of the Closing, the Transferred Employee shall cease participation in all Plans, except with respect to benefits accrued as of, or claims incurred on or prior to, such time. Seller shall provide the Transferred Employee with full vesting of any award or benefit under any Plan where such vesting was otherwise conditioned upon the future performance of services with Seller, including under any Plan that is intended to be tax-qualified under section 401(a) of the Code and under any related non-qualified plan.

(d)           With respect to claims by the Transferred Employee and his beneficiaries and dependents for workers compensation or for the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA), (i) Seller shall assume and be responsible such claims that are incurred on or prior to the Effective Date; and (ii) Buyer shall assume and be responsible such claims that are incurred after the Effective Date. For purposes of the foregoing, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided, and not when the condition arose; provided that claims relating to a hospital confinement that commences on or prior to the Effective Date but continuing thereafter shall be treated as incurred on or prior to the Effective Date. A disability or workers compensation claim shall be considered incurred on or prior to the Effective Date if the injury or condition giving rise to the claim occurred on or prior to the Effective Date.

(e)           Seller shall be responsible for satisfying any and all obligations and liabilities under the continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and applicable state Law to provide continuation coverage to or with respect to all employees or former employees of Seller and their beneficiaries as a result of any “qualifying event” occurring prior to the Closing or as a result of the transactions contemplated by this Agreement.

(f)            Seller acknowledges and agrees that, notwithstanding any contrary confidentiality obligations imposed on Buyer or any of Buyer’s Affiliates, Buyer and Buyer’s Affiliates shall be permitted to discuss, and Seller shall assist Buyer and Buyer’s Affiliates in all reasonable respects in discussing, employee benefit transition issues with third-party Plan providers and administrators prior to the Effective Date.

7.3          Transfer Taxes. All national, federal, state, provincial or local transfer taxes in any country, including excise, sales, use, value added, real property transfer, stamp, documentary, filing, recordation, notarial and other similar taxes and fees that may be imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties shall be paid by Seller.

7.4          Publicity; Confidentiality. Each Party will, and will cause its Affiliates, stockholders, directors, officers, employees, agents and advisors to, maintain in confidence all written, oral or other information obtained in confidence (“Confidential Information”) from another Party in connection with this Agreement or the transactions contemplated hereby, including this Agreement and the terms hereof, unless the use or disclosure of such Confidential Information is reasonably necessary in connection with (a) obtaining any Approval; or (b) a valid court order; provided, however, that no Party shall disclose, or knowingly permit any other Person to disclose, any Confidential Information of the other Party without such other Party’s prior written consent.

7.5          Expenses. Except as otherwise set forth in this Agreement, the Parties shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, the fees and expenses of their own agents, representatives, financial advisors, accountants, appraisers and counsel.

7.6          Bulk Sales. Seller shall comply with the “bulk sales” or similar Laws of all jurisdictions, to the extent applicable to the transactions contemplated hereby.

7.7          Repayment of Convertible Notes. The Company shall repay in full the Convertible Notes within ten (10) days of the Closing and shall provide Buyer with written certification of the same.

ARTICLE VIII      INDEMNIFICATION.

8.1          Indemnification Obligations of Seller. From and after the Effective Date, Seller and Zisman shall, jointly and severally, in accordance with this Article VII, indemnify, defend, protect and hold harmless Buyer and its assigns, successors and Affiliates (collectively, the “Buyer Parties”) from, against and in respect of all Actions asserted against, and all Damages (collectively, “Buyer Losses”) actually suffered, sustained, incurred or paid by, any Buyer Party in connection with, resulting from or arising out of:

(a)           the inaccuracy of any representation or the breach of any warranty of Seller or Zisman set forth in this Agreement or any Conveyance Document (in each case, without regard to any qualification or limitation with respect to “knowledge” or with respect to “materiality,” whether by reference to “in any material respect,” “Material Adverse Effect” or any other use of “material”);

(b)           the nonfulfillment of any covenant or agreement on the part of Seller set forth in this Agreement; or

(c)           the Excluded Liabilities.

8.2          Indemnification Obligations of Buyer. From and after the Effective Date, Buyer shall, in accordance with this Article VII, indemnify, defend, protect and hold harmless Seller and its respective assigns, successors and Affiliates (collectively, the “Seller Parties”) from, against and in respect of all Actions asserted against, and all Damages (collectively, “Seller Losses”) actually suffered, sustained, incurred or paid by, any Seller Party in connection with, resulting from or arising out of:

(a)           the inaccuracy of any representation or the breach of any warranty of Buyer set forth in this Agreement or in any Conveyance Document (in each case, without regard to any qualification or limitation with respect to “knowledge” or with respect to “materiality,” whether by reference to “in any material respect,” “Material Adverse Effect” or any other use of “material”);

(b)           the nonfulfillment of any covenant or agreement on the part of Buyer set forth in this Agreement; or

(c)           the Assumed Liabilities.

8.3          Notice of Claims. The Indemnified Party shall notify the Indemnifying Party in writing promptly after becoming aware of any Damages which an Indemnified Party shall have determined has given rise to a claim for indemnification under Article VIII. Such written notice (a “Claim Notice”) shall include an estimate of the Damages, if known, the method of computation thereof and a reference to the specific provisions of this Agreement in respect of which it seeks indemnification. As soon as practicable after the date of such Claim Notice, the Indemnified Party shall provide the Indemnifying Party or his or her agents access to all books and records in the possession or control of the Indemnified Party which the Indemnifying Party reasonably determines to be related to such claim. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the estimated amount of Damages described in such Claim Notice, or fails to notify the Indemnified Party within thirty (30) days after delivery of such Claim Notice whether the Indemnifying Party disputes the claim or the estimated amount of Damages described in such Claim Notice, the estimated Damages in the amount specified in the Indemnified Party’s Claim Notice will be conclusively deemed a Liability of the Indemnifying Party and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party. If the Indemnifying Party has timely disputed its liability with respect to such claim or the estimated amount of Damages, the dispute shall be resolved, and the amount, if any, of Damages payable by the Indemnifying Party to the Indemnified Party shall be determined, in accordance with Section 9.5 below. The provisions of this Section 8.3 do not apply to Third Party Actions.

8.4          Procedure for Third Party Claims. (a) If any third Person shall commence an Action against any Indemnified Party with respect to any matter (a “Third Party Action”) which may give rise to a claim for indemnification under Article VIII, then the Indemnified Party shall notify the Indemnifying Party as the case may be, in writing promptly after becoming aware of such Third Party Action describing in reasonable detail the Third Party Action (such notice being hereinafter called a “Third Party Action Notice”), which notice shall include a reference to the specific provisions of this Agreement in respect of which it seeks indemnification. It is agreed that no delay on the part of any Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from its obligations hereunder, except to the extent said Indemnifying Party is prejudiced by such failure to give notice. The Indemnifying Party will have thirty (30) days from the delivery of such Third Party Action Notice (the “Response Period”) to determine whether or not (i) the Indemnifying Party will, at its sole cost and expense, defend against such Third Party Action and/or (ii) the Indemnifying Party is disputing the claim for indemnity hereunder.

(b)           If the Indemnifying Party (i) does not respond to the Third Party Action Notice by 5:00 p.m., Washington, D.C. time on the last day of the Response Period, (ii) responds to the Third Party Action Notice, but disputes the claim for indemnity hereunder and elects not to assume the defense, or (iii) responds to the Third Party Action Notice and does not dispute the claim for indemnity but elects not to assume the defense, in each case within the period allowed after delivery of the Third Party Action Notice, the Indemnified Party shall have the right to defend against any such Third Party Action by appropriate proceedings or to settle or pay any such Third Party Action for such an amount as the Indemnified Party shall deem appropriate and the Indemnifying Party shall promptly pay all Damages resulting from such Third Party Action in accordance with subparagraph (e) below; provided that in the case of clause (ii), any right of the Indemnified Party to recover from the Indemnifying Party shall depend on the resolution of the dispute as to the right of indemnity in accordance with Section 9.5 hereof.

(c)           If the Indemnifying Party affirmatively disputes the right to indemnity, but nevertheless elects to defend against any such Third Party Action or settle or pay any such Third Party Action, any right of the Indemnified Party to recover from the Indemnifying Party shall depend on the resolution of the dispute as to the right of indemnity in accordance with Section 9.5 hereof.

(d)           Notwithstanding anything herein to the contrary, if the Indemnifying Party notifies the Indemnified Party that it will defend against or settle any Third Party Action:

(i)            such defense or settlement shall be at the sole cost and expense of the Indemnifying Party, except for costs and expenses of the Indemnified Party’s counsel, if any, pursuant to items (v) and (vi) below;

(ii)           the Indemnifying Party and its counsel shall conduct such defense or settlement at all times in good faith;

(iii)          the Indemnifying Party and its counsel shall, at the reasonable request of the Indemnified Party, provide periodic updates to the Indemnified Party in order to keep the Indemnified Party reasonably informed as to its conduct of such defense or settlement, and shall not compromise or settle such Third Party Action without the prior written consent of the Indemnified Party (not to be unreasonably withheld or delayed) unless such settlement or compromise does not subject the Indemnified Party to any monetary liability, and includes a complete, unconditional release of the Indemnified Party from all Liability with respect to such Third Party Action;

(iv)          the Indemnified Party shall reasonably cooperate with the Indemnifying Party, including making available to the Indemnifying Party, all relevant witnesses and pertinent documents and information and appropriate personnel;

(v)                                 the Indemnified Party may elect to employ its own counsel and participate in such defense or settlement at the Indemnified Party’s sole cost and expense, but the control of such defense and the settlement shall rest with the Indemnifying Party;

(vi)                              notwithstanding the Indemnifying Party’s election to defend against or settle the Third Party Action, the Indemnified Party may, upon written notice to the Indemnifying Party, elect to employ its own counsel (who shall be reasonably acceptable to the Indemnifying Party) at the Indemnifying Party’s expense (except that the Indemnifying Party shall not be obligated to pay the fees of more than one separate counsel for all Indemnified Parties, taken together) if (A) the Indemnifying Party is also a Person against whom the Third Party Action is made and the Indemnified Party has been advised by counsel that (x) representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct or (y) the Indemnified Party has available to it one or more defenses or counterclaims that are inconsistent with, different from, or in addition to one or more of those that may be available to the Indemnifying Party with respect to such Third Party Action; or (B) the Indemnifying Party shall not in fact have employed counsel reasonably satisfactory to the Indemnified Party for the defense or settlement of such Third Party Action; provided, however, that the assumption of control of the defense or settlement of a Third Party Action by the Indemnified Party pursuant to this item (vi) shall not relieve the Indemnifying Party of its obligation to indemnify and hold the Indemnified Party harmless; and

(vii)                           in no event shall the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to such Third Party Action without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(e)           Subject to the other provisions of this Section 8.4, the Damages resulting from the settlement or the final, non-appealable adjudication of such Third Party Action, or that portion thereof as to which the defense is unsuccessful, shall promptly be paid by the Indemnifying Party to the Indemnified Party if the Indemnifying Party:

(i)            does not respond to a Third Party Action Notice by 5:00 p.m., Washington, D.C. time on the last day of the Response Period;

(ii)           does not elect to defend against any Third Party Action for which it does not dispute the Indemnified Party’s right to indemnity;

(iii)          does not elect to defend against any Third Party Action for which it disputes the Indemnified Party’s right to indemnity, and such dispute is resolved, in accordance with Section 9.5, in a manner affirming the Indemnified Party’s right to indemnity;

(iv)          elects to defend against any Third Party Action for which it does not dispute the Indemnified Party’s right to indemnity hereunder; or

(v)           elects to defend against any Third Party Action for which it does dispute the right to indemnity, to the extent the dispute is resolved in a manner affirming the Indemnified Party’s right to indemnity.

8.5          Survival. (a) The covenants, representations and warranties herein shall survive the Closing for a period of eighteen (18) months. Without limiting the generality of the foregoing, the period during which a claim for indemnification may be asserted (the “Claims Period”) with respect to:

(i)                                     Sections 5.6 (Tax Matters), 5.7 (Legal Proceedings), 5.8 (Compliance with Laws), 5.13 (Environmental Matters) or 5.19(b) (No Improper Payments) shall begin on the Effective Date and shall terminate thirty (30) days after the expiration of the statute of limitations applicable to the subject matter thereof to which the claim for indemnification relates; and

(ii)                                  Sections 5.9 (Title to Assets) and 5.11 (Intellectual Property) shall begin on the Effective Date and shall continue indefinitely.

(b)           Notwithstanding the foregoing, if, prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof. All representations and warranties herein shall survive the Closing until the last day of the Claims Period applicable thereto.

8.6          Limitation of Indemnification; Exclusive Remedy.

(a)           Notwithstanding anything herein to the contrary, the aggregate maximum monetary liability that the Buyer Parties shall be entitled to recover from Seller and Zisman (i) for indemnifiable Buyer Losses, other than those related to the inaccuracy of any representation or the breach of any warranty of Sections 5.6, 5.9 or 5.11 under Section 8.1(a) or Section 8.1(b) shall not exceed the sum of $244,000; (ii) for indemnifiable Buyer Losses related to the inaccuracy of any representation or the breach of any warranty of Sections 5.6, 5.9 or 5.11 shall not exceed the sum of $610,000 (the “Seller Cap”); provided, however, that the Seller Cap shall not apply, and shall not in any way limit the right of Buyer to pursue, any rights, remedies or Buyer Losses based on fraud or in relation to Excluded Liabilities.

(b)           Notwithstanding anything herein to the contrary, the aggregate maximum monetary liability that the Seller Parties shall be entitled to recover from Buyer for indemnifiable Seller Losses, under Section 8.2(a) or Section 8.2(b) shall not exceed the sum of $244,000 (the “Buyer Cap”); provided, however, that the Buyer Cap shall not apply, and shall not in any way limit the right of Seller to pursue, any rights, remedies or Seller Losses based on fraud or in relation to Assumed Liabilities.

(c)           Excluding fraud, the sole and exclusive remedy hereunder for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement to be performed on or prior to the Effective Date, shall be indemnification in accordance with this Article VIII.

8.7          Acknowedgement.

(a)           Zisman hereby acknowledges and agrees that the rights and privileges available to him under that certain Indemnification Agreement by and between the Seller and Zisman dated May 3, 2005 (the “Indemnification Agreement”) shall not be available to him as an Indemnifying Party under this Agreement and the Indemnification Agreement is not binding upon or enforceable against the Buyer Parties.

(b)           The Seller and Zisman further acknowledge that they are jointly and severally liable to the Buyer Parties and that the Buyer Parties shall not be required to exhaust its remedies against either Seller or Zisman in order to enforce its rights against the remaining Indemnifying Part(ies).

ARTICLE IX                          MISCELLANEOUS.

9.1          Entire Understanding. This Agreement (including the documents and instruments referred to herein) and the embodies the entire agreement and understanding of the Parties with respect to the transactions contemplated hereby and supersede all other prior commitments, arrangements or understandings, both oral and written, between the parties with respect to the subject matter hereof. There are no agreements, covenants, representations or warranties with respect to the transactions contemplated hereby other than those expressly set forth herein.

9.2          Severability; Joint Drafting. The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

9.3          Waiver and Amendment. No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Parties. No waiver, forbearance or failure by any Party of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Party’s right to enforce any other provision of this Agreement or a continuing waiver by such Party of compliance with any provision.

9.4          Headings. The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

9.5          Governing Law; Dispute Resolution; Jury Trial Waiver. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Maryland. The state or federal courts located within the State of Maryland shall have exclusive jurisdiction over any and all disputes between any Parties, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the Parties consent to and agree to submit to the jurisdiction of such courts. The Parties hereby agree that mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided. EACH OF THE PARTIES IRREVOCABLY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6          Notices. Any notices or other communications required or permitted hereunder shall be in writing and sent to the appropriate addresses designated below (or to such other address or addresses as may hereafter be furnished by one Party to the other Party in compliance with the terms hereof), by hand delivery, by facsimile transmission to the respective facsimile numbers designated below (with electronic confirmation of delivery), by UPS or FedEx next-day service, or by registered or certified mail, return receipt requested, postage prepaid:

If to Seller or Zisman:	with a copy to:
Spotlight Data Solution, Inc. c/o Michael D. Zisman 311 Orchard Way Wayne, PA 19087 Fax: (610) 254-9525	Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, PA 19103 Fax: (215) 981-4726 Attn: Solomon Hunter, Esq.

If to Buyer:
Metastorm Inc. 500 East Pratt Street, Suite 1250 Baltimore, Maryland 21202 Fax: (443) 874-1338 Attn: Swata J. Gandhi Vice President and General Counsel

9.7          Assignment; No Third Party Beneficiaries. This Agreement may not be assigned (whether by operation of law or otherwise) by any Party without the prior written consent of the other Party; provided, that Buyer may assign this Agreement, without the prior written consent of Seller, to any of the Buyer’s Affiliates. Unless otherwise stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any Person other than the Parties hereto; provided, however, that this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties’ respective successors and permitted assigns.

9.8          Counterparts. This Agreement may be executed by facsimile and in counterparts, each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

The remainder of this page is left blank intentionally. Signatures follow on next page.

IN WITNESS WHEREOF, the Parties have each executed and delivered this Asset Purchase Agreement as of the Effective Date.

Buyer:

METASTORM INC.

By:	/s/ Robert J. Farrell
Name: Robert J. Farrell
Title: Chief executive Officer

Seller:

SPOTLIGHT DATA SOLUTION, INC.

By:	/s/ Ira Feinberg
Name: Ira Feinberg
Title: Chief Executive Officer

Zisman:

/s/ Michael D. Zisman
Michael D. Zisman

Signature page to Asset Purchase Agreement